UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: August 7, 2013
	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer

2

VIMPELCOM DELIVERS A SOLID OPERATIONAL PERFORMANCE IN 2Q13

SUPPORTED BY GROWTH IN MOBILE DATA REVENUES

KEY RESULTS AND DEVELOPMENTS IN 2Q13

•	Revenues of USD 5.7 billion; organic[1] growth of 1% YoY

•	EBITDA of USD 2.4 billion, impacted by forex, MTR cuts in Italy and one-off charges

•	Strong EBITDA margin of 42.4%

•	Total mobile subscriber base increased 5% YoY[2] to 215 million

•	Net cash from operating activities increased 3% YoY to USD 1.4 billion

•	Net income attributable to VimpelCom shareholders increased 17% YoY to USD 573 million

Amsterdam (August 7, 2013)—“VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announces operating and financial results for the quarter ended June 30, 2013.

JO LUNDER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom continued to report positive organic revenue growth in the second quarter, despite the negative impact of regulatory and governmental measures, driven by strong performances in our Russia and CIS units. EBITDA on an organic basis fell by 1% due to the MTR cuts in Italy and certain one-off charges. Underlying organic EBITDA growth, excluding these effects, would have been 3% YoY. Mobile data revenues have again been strong in the quarter, increasing by 37% year-on-year in both Russia and Italy. Operational cash flow, defined as EBITDA minus CAPEX, increased 12% year-on-year to USD 1.6 billion, increasing the operational cash flow generated in the last twelve months to 26% of revenues. These are solid results in the context of increasing competitive intensity and regulatory pressures in several of our markets. I remain confident that VimpelCom will deliver on its strategic objectives as a result of our continuing focus on operational excellence, cost control and customer excellence.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

			Reported	Organic			Reported	Organic
USD mln	2Q13	2Q12	YoY	YoY	1H13	1H12	YoY	YoY
Total operating revenues	5,718	5,745	0%	1%	11,309	11,364	0%	1%
EBITDA	2,425	2,481	-2%	-1%	4,773	4,792	0%	1%
EBITDA margin	42.4%	43.2%	—		42.2%	42.2%	—
EBIT	1,224	1,192	3%		2,331	2,207	6%
Net income attributable to VimpelCom shareholders	573	488	17%		981	806	22%
EPS, basic (USD)	0.33	0.30	10%		0.59	0.50	18%
Capital expenditures [3]	791	1,028	-23%		1,386	1,660	-17%
Net cash from operating activities	1,392	1,351	3%		2,666	2,958	-10%
Net debt / LTM EBITDA	2.3	2.4	—		2.3	2.4	—
Total mobile subscribers (millions) [2]	215	205	5%		215	205	5%

1)

Organic revenue and EBITDA growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items like liquidations and disposals. A reconciliation of organic to reported Revenue and EBITDA growth can be found in Attachment C. For more information please see the definition of Organic growth Revenue and EBITDA in
Attachment E.

2)

Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers. The 2012 numbers for Algeria have been adjusted for the technical issue and in Ukraine for the definition alignment.

3)	Capex 1Q13 and 1H13 excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.

For all definitions please see Attachment E.

VimpelCom Ltd. 2Q 2013  |  1

ORGANIC GROWTH REVENUE AND EBITDA

	2Q13 vs 2Q12
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	+5%	-2%	+3%	+4%	-2%	+2%
Italy	-8%	+1%	-7%	-9%	+1%	-8%
Africa & Asia	0%	-5%	-5%	-2%	-3%	-5%
Ukraine	-1%	0%	-1%	-6%	0%	-6%
CIS	+19%	-2%	+17%	+34%	-2%	+32%
Total	+1%	-1%	0%	-1%	-1%	-2%

	1H13 vs 1H12
	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	+5%	-2%	+3%	+5%	-2%	+3%
Italy	-9%	+2%	-7%	-8%	+2%	-6%
Africa & Asia	-1%	-5%	-6%	-1%	-3%	-4%
Ukraine	+1%	0%	+1%	-4%	0%	-4%
CIS	+20%	-2%	+18%	+36%	-2%	+34%
Total	+1%	-1%	0%	+1%	-1%	0%

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS.

The actual financial results in this earnings release have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

VimpelCom Ltd. 2Q 2013  |  2

STRATEGIC UPDATE AND MAIN EVENTS

•	Andrew Davies appointed as new CFO

•	Contract with CEO Jo Lunder has been extended to April 2016

•	Voluntary transfer of listing to NASDAQ

•	Launched LTE in Moscow in May

•	Continue to evaluate strategic options for Canadian investment

•	VimpelCom joined United Nations Global Compact

VimpelCom has appointed Andrew Davies as Chief Financial Officer and member of the Group Executive Board, succeeding Henk van Dalen. Mr. Davies will join VimpelCom when he has concluded his current responsibilities at Vodafone, which will be no later than January 1, 2014. In the interim period between Mr. Van Dalen’s contract end on August 31, 2013 and Mr. Davies joining VimpelCom, Mr. Van Dalen has agreed to fulfill the CFO role on an interim basis to secure a seamless handover of responsibilities.

The Supervisory Board of VimpelCom has extended the contract of Jo Lunder as CEO to April 2016 to secure Jo’s leadership of the company and delivery on the Value Agenda 2013-2015.

The Company has decided to voluntarily transfer the listing of its American Depositary Shares (“ADSs”) to the NASDAQ Global Select Market. VimpelCom will concurrently delist its ADSs from the New York Stock Exchange. VimpelCom expects to commence trading on the NASDAQ Stock Market on September 10, 2013. The Company believes the transfer to NASDAQ will provide VimpelCom shareholders with strong execution and liquidity, while offering the Company an expanded and cost effective set of listing and corporate services. VimpelCom stock will continue to trade under the ticker symbol “VIP”. The Company’s Supervisory Board has scheduled a Special General Meeting of shareholders (“SGM”) for September 25, 2013 to approve mainly technical amendments to VimpelCom’s bye-laws in connection with the transfer to NASDAQ. The record date for the SGM has been set for August 19, 2013.

VimpelCom continues to invest in its mobile data network in Russia and expects to be on par in quality with its competitors in its key strategic regions by the end of this year. As part of its strategy to win in mobile data, VimpelCom launched LTE in Moscow in 800 MHz frequency in May. By utilizing this frequency VimpelCom is able to invest efficiently in LTE, supporting its capital efficiency objective.

After a review process and discussion with the Government of Canada, VimpelCom decided to withdraw its applications for Investment Canada Act approval of its acquisition of control of WIND Mobile Canada. The Group might reapply in the future. The process of establishing the final strategic position for the Canadian investment is ongoing, including the possibility of disposing of the business.

VimpelCom joined the United Nations Global Compact confirming its strong commitment to improve an open and transparent framework in order to develop corporate sustainability strategies. The UN Global Compact is a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labor, environment and anti-corruption. With over 10,000 corporate participants and other stakeholders from over 130 countries, it is the largest voluntary corporate responsibility initiative in the world.

VimpelCom Ltd. 2Q 2013  |  3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 2Q13

•	Revenues of USD 5.7 billion with organic growth of 1% YoY, significantly impacted by the 72% MTR cut in Italy

•	Continued mobile data revenue growth, with Russia and Italy both up 37% YoY

•	EBITDA of USD 2.4 billion, down 1% organically YoY, due to one-off charges of USD 43 million, MTR cuts in Italy and VoIP deactivation effect in Bangladesh

•	Total mobile subscriber base up 5% YoY[1] to 215 million, with strong growth in Uzbekistan

•	CAPEX of USD 0.8 billion; LTM CAPEX / Revenues of 17%

•	Net cash from operating activities of USD 1.4 billion

•	Net debt / LTM EBITDA of 2.3x at the end of 2Q13

OPERATING PERFORMANCE OVERVIEW

In USD terms, 2Q13 results were negatively impacted by YoY appreciation of the USD against the local currencies in most of VimpelCom’s operating businesses. Notably, excluding the 72% reduction of MTRs in Italy, Group revenues would have grown approximately 4% organically YoY.

The Company’s total mobile subscriber base increased 5% YoY to 215 million at the end of the second quarter. The largest absolute contribution came from a substantial increase in subscribers in CIS, primarily due to the continued network closure of a competitor by the Uzbek authorities, which began in 3Q12. VimpelCom also delivered subscriber growth in all other business units.

In 2Q13 the Company has adjusted its active subscriber base in Algeria as management found, during an internal investigation with regards to Djezzy’s active subscribers, a technical issue that overstated Djezzy’s subscribers’ by approximately 1.4 million customers. The Ukraine Business Unit has adjusted the definition of active subscriber base to align with the rest of the VimpelCom Group, which led to a decline of the active subscriber base by approximately 1.4 million. The historical subscriber numbers in Algeria and Ukraine have been adjusted accordingly.

In Russia, the Company continued the positive trend of the previous quarters, delivering organic revenue growth of 5% YoY. Mobile data revenues increased 37% YoY. Mobile broadband subscribers in Russia increased 10% YoY to 2.7 million, while the fixed broadband subscriber base increased 4% YoY to 2.3 million.

In Italy, WIND continued to outperform the market, which remains highly competitive, and further strengthened its market position. In local currency, mobile Internet revenues increased 37% YoY and fixed broadband revenues increased 9% YoY.

The Africa & Asia Business Unit was impacted by regulatory and governmental actions in several countries, with revenues stable YoY organically in 2Q13. In Algeria, Djezzy was able to maintain its leadership position, with revenues up 3% YoY despite limitations resulting from the on-going restrictions in the country. In Pakistan, revenue growth was impacted by several government-forced cellular network closures and a severe power blackout. In Bangladesh, the decline in revenues was mainly due to the ongoing deactivation of suspected VoIP customers in compliance with new regulations set by the regulator and 14 days of strikes during the quarter. The subscriber base in the Africa & Asia business unit increased by 4% YoY to approximately 86 million.

The Ukraine Business Unit increased its subscriber base by 6% YoY to 25.6 million. Total revenues decreased 1% YoY, with mobile revenues down 2% YoY and fixed-line service revenues up 7% YoY, mainly due to a 55% YoY increase in fixed residential broadband revenues. Mobile revenues declined due to strong price competition in the market, where existing customers switched to lower priced bundled tariff plans.

The CIS Business Unit continued to deliver double digit organic revenue growth YoY, with results benefiting meaningfully from the situation in Uzbekistan. The Company continues to face particularly strong competition in Kazakhstan, as well as in Armenia and Kyrgyzstan. In Kazakhstan, VimpelCom is transitioning its subscriber base to bundled tariff plans to solidify its market position, which is impacting revenues.

1)	Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers. The 2012 numbers for Algeria have been adjusted for the technical issue and in Ukraine for the definition alignment

VimpelCom Ltd. 2Q 2013  |  4

OPERATING FINANCIALS PER BUSINESS UNIT

			Reported				Reported
USD mln	2Q13	2Q12	YoY	Organic YoY	1H13	1H12	YoY	Organic YoY
Total operating revenues	5,718	5,745	0%	1%	11,309	11,364	0%	1%
of which:
BU Russia	2,334	2,267	3%	5%	4,639	4,492	3%	5%
BU Italy	1,654	1,774	-7%	-8%	3,276	3,540	-7%	-9%
BU Africa & Asia	910	953	-5%	0%	1,774	1,880	-6%	-1%
BU Ukraine	400	406	-1%	-1%	796	791	1%	1%
BU CIS	482	411	17%	19%	932	790	18%	20%
other	(63)	(66)	—	—	(108)	(129)	—	—
EBITDA	2,425	2,481	-2%	-1%	4,773	4,792	0%	1%
of which:
BU Russia	997	977	2%	4%	1,960	1,895	3%	5%
BU Italy	621	672	-8%	-9%	1,228	1,311	-6%	-8%
BU Africa & Asia	441	466	-5%	-2%	853	890	-4%	-1%
BU Ukraine	192	204	-6%	-6%	386	401	-4%	-4%
BU CIS	240	182	32%	34%	459	343	34%	36%
other	(65)	(20)	—	—	(113)	(48)	—	—
EBITDA margin	42.4%	43.2%	—	—	42.2%	42.2%	—	—
Capital expenditures*	791	1,028	-23%	—	1,386	1,660	-17%	—

*	Capex 1Q13 and 1H13 excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone

FINANCIAL PERFORMANCE OVERVIEW

EBITDA decreased 2% YoY, reflecting the negative impact of unfavorable currency movements, the 72% reduction of MTR in Italy, the VoIP effect in Bangladesh and certain one-off charges of approximately USD 43 million, relating to a settlement, restructuring charges, a fine in Pakistan and M&A related costs. Underlying EBITDA growth, excluding these effects, would have been 3% YoY.

Russia delivered healthy EBITDA growth of 4% YoY organically, due primarily to higher revenues and strong cost control measures.

In Italy, EBITDA declined 9% YoY organically mainly due to the MTR cuts in July 2012 and January 2013 and certain non-recurring items recorded in 2Q12 that provided an unfavorable YoY comparison. Adjusting for these elements, EBITDA in Italy was stable YoY organically.

In Africa & Asia, EBITDA decreased 2% YoY organically mainly due to one-offs, as well as governmental and regulatory actions in Pakistan and Bangladesh.

In Ukraine, EBITDA declined 6% YoY due to lower YoY revenues and higher business costs resulting from an increase in mobile gross additions and growth in OPEX, partially offset by a decline in HR costs.

The CIS EBITDA organic growth of 34% YoY was supported by strong performance in Uzbekistan following the continued closure of a competitor’s network by the Uzbek authorities, which began in 3Q12.

EBIT in 2Q13 grew by 3% YoY, mainly due to the positive impact of a declining amortization applied to intangible assets associated with customer relationships as part of the Wind Telecom acquisition.

Profit before tax increased by 5% YoY to USD 762 million, compared to profit before tax of USD 729 million in the same period a year ago. The increase is primarily due to the increase in EBIT whereby the increase in interest costs was fully offset by forex gains.

Net income attributable to VimpelCom shareholders increased 17% YoY in 2Q13 to USD 573 million compared to net income of USD 488 million in 2Q12. This increase is mainly the result of higher Profit before tax and lower tax expenses. The lower tax expenses is due to a restructuring that reduced withholding tax rates on dividend distributions. Furthermore, the company booked a deferred tax asset on certain carry forward losses, as it is able to offset taxable income against tax losses due to the implementation of the In-house bank and the successful completion of the fiscal merger of VimpelCom’s entities in Ukraine.

CAPEX totaled USD 791 million in 2Q13, with further roll out of the mobile networks in Russia, Bangladesh and CIS and continued roll out of HSPA+ and in backbone capacity to support growth in data in Italy. LTM CAPEX to revenues stood at 17%. Due to catch-up investments in Russia and potentially in Algeria, the Company expects FY13 CAPEX excluding licenses to be approximately 20% of revenue.

VimpelCom Ltd. 2Q 2013  |  5

INCOME STATEMENT ELEMENTS

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	5,718	5,745	0%	11,309	11,364	0%
EBITDA	2,425	2,481	-2%	4,773	4,792	0%
EBITDA margin	42.4%	43.2%	—	42.2%	42.2%	—
EBIT	1,224	1,192	3%	2,331	2,207	6%
Financial income and expenses	(521)	(476)	9%	(1,022)	(919)	11%
Net foreign exchange (loss)/gain and others	59	13	n.m.	(4)	34	n.m.
Profit before tax	762	729	5%	1,305	1,322	-1%
Income tax expense	(204)	(247)	-17%	(416)	(486)	-14%
Profit for the period	558	482	16%	888	836	6%
Net income attributable to VimpelCom shareholders	573	488	17%	981	806	22%

STATEMENT OF FINANCIAL POSITION & CASH FLOW

USD mln	2Q13	1Q13	QoQ
Total assets	52,547	54,291	-3%
Shareholders’ equity	13,999	14,410	-3%
Gross debt	27,386	28,615	-4%
Net debt	22,622	22,861	-1%

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Net cash from operating activities	1,392	1,351	3%	2,666	2,958	-10%
Net cash used in investing activities	(677)	(1,441)	-53%	(1,731)	(2,356)	-27%
Net cash used in financing activities	(1,727)	(922)	87%	(1,229)	19	n.m.

Total assets decreased by 3% QoQ in 2Q13 to USD 52.5 billion, primarily reflecting the depreciation of the Ruble relative to the USD reporting currency. Gross debt decreased 4% QoQ in 2Q13 to USD 27.4 billion, primarily due to planned Russian debt repayments during the quarter. Net debt decreased 1% QoQ in 2Q13 to USD 22.6 billion, leading to a net debt to LTM EBITDA ratio of 2.3x at the end of the second quarter. The decline in net debt in 2Q13 primarily reflected cash flow generated from operations.

Net cash from operating activities increased 3% YoY in 2Q13 to USD 1.4 billion, primarily reflecting the timing and phasing of tax and interest payments, partly offset by a negative increase in working capital YoY. Net cash used in investing activities decreased 53% to USD 0.7 billion in 2Q13 compared to USD 1.4 billion in 2Q12, reflecting payment schedules to vendors and in addition cash transferred to short-term deposits in 2Q12. The increase in net cash used in financing activities in 2Q13 compared to 2Q12 was mainly the result of the USD 2.0 billion in dividend payments in May 2013, partly offset by the receipt of USD 1.4 billion for the conversion of 128 million preferred shares.

VimpelCom Ltd. 2Q 2013  |  6

BUSINESS UNITS PERFORMANCE IN 2Q13

•	Russia

•	Italy

•	Africa & Asia

•	Ukraine

•	CIS

VimpelCom Ltd. 2Q 2013  |  7

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

•	Revenue increased 5% YoY with 6% growth in mobile revenues and 2% in fixed-line revenues

•	Mobile data revenue grew 37% YoY with 48% YoY improvement in data revenues from small screens

•	EBITDA increased 4% YoY, leading to an EBITDA margin of 42.7%

•	Mobile subscriber base increased 2% YoY to 57.1 million

VimpelCom’s Russian Business Unit reported a solid quarter, showing an improving trend in mobile revenues, churn and subscriber base growth. The mobile subscriber base increased by 2% YoY to 57.1 million. The Company will continue to focus on service revenue growth supported by improvements in the quality of the data network, increasing the number of owned monobrand stores and reducing churn.

Mobile revenues increased 6% YoY, primarily driven by mobile data revenue growth of 37% YoY and strong increase of equipment and accessories sales of 68% YoY. Mobile data revenue growth for small screens continued to be strong, up by 48% YoY. The strong growth of mobile data revenue more than offsets the decline in mobile voice revenues in 2Q13 and ARPU increased by 2% YoY to RUB 341.

Fixed-line revenues increased by 2% YoY, driven by 10% YoY growth in FTTB revenues. Growth in fixed-line revenues is moderating, in line with the Company´s strategy of focusing on profitability in the FTTB segment where it concentrates on regions where it currently has market share, thereby focusing on CAPEX and OPEX efficiency and increasing ARPU.

EBITDA margin decreased 0.4 p.p. to 42.7%, mainly due to an ongoing shift in revenue mix favoring equipment and accessories sales during recent quarters. The Company is continuing its efforts related to the Operational Excellence program and realized positive YoY improvements in HR, commercial and G&A costs, partly offset by increasing Network and IT costs. These were higher as a result of increased demand driven CAPEX spending to improve network quality with the aim to be on par with its peers in the key regions at the end of 2013. The positive impact of these investments is increasingly visible, supporting strong growth in mobile data revenues.

VimpelCom continues to expand its network of owned mono-brand stores and now owns more than 1,000 stores as of 2Q13. The Company will add more stores in the second half of the year. One of the benefits of an increased number of owned mono-brand stores is a reduction in churn as VimpelCom will be able to offer better customer service and an improved product offering to subscribers. Quarterly mobile churn decreased to 14% in 2Q13 from 15% in 2Q12 and 15% in 1Q13.

KEY DEVELOPMENTS 2Q13

•	Total revenue in Russia grew by 5% YoY to RUB 73.8 billion.

•	Mobile revenues increased 6% YoY to RUB 61.3 billion.

•	Fixed-line revenues increased 2% YoY to RUB 12.6 billion.

•	EBITDA increased by 4% YoY to RUB 31.5 billion.

•	EBITDA margin was 42.7%.

•	The mobile subscriber base increased 2% YoY to 57.1 million; mobile broadband subscribers increased 10% YoY to 2.7 million. The fixed broadband subscriber base increased 4% YoY to 2.3 million.

•	Mobile ARPU increased by 2% YoY to RUB 341.

•	Mobile data traffic grew 87% YoY.

•

LTM CAPEX/Revenues was 18%. The Company expects CAPEX/Revenues to increase to 22% in FY 2013. VimpelCom remains on track to deliver continued improvement in network quality to support the region’s growth of mobile data.

VimpelCom Ltd. 2Q 2013  |  8

RUSSIA KEY INDICATORS

RUB mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	73,816	70,258	5%	143,896	137,279	5%
Total operating expenditures	42,296	39,992	6%	83,084	79,359	5%
EBITDA	31,519	30,266	4%	60,811	57,920	5%
EBITDA margin	42.7%	43.1%	—	-42.3%	42.2%	—
Capex	11,264	9,195	23%	17,975	15,335	17%
Capex / revenues	15%	13%	—	12%	11%	—
Mobile
Mobile total operating revenues	61,254	57,925	6%	119,371	113,501	5%
- of which mobile data	7,649	5,574	37%	14,843	11,083	34%
Mobile subscribers (‘000)	57,098	55,739	2%	57,098	55,739	2%
- of which mobile broadband (‘000)	2,726	2,472	10%	2,726	2,472	10%
Mobile ARPU (RUB)	341	336	2%
MOU (min)	294	279	6%
Fixed-line
Fixed-line total operating revenues	12,561	12,333	2%	24,524	23,778	3%
Fixed Broadband revenues	3,173	2,885	10%	6,360	5,680	12%
Fixed Broadband subscribers (‘000)	2,349	2,255	4%	2,349	2,255	4%
Fixed Broadband ARPU (RUB)	443	427	4%

VimpelCom Ltd. 2Q 2013  |  9

BUSINESS UNIT ITALY—FINANCIAL AND OPERATING RESULTS

•	Continued outperformance in an ongoing challenging mobile market

•	Revenues increased 2% YoY excluding MTR impact

•	Mobile subscriber base increased 5% YoY to over 22.3 million

•	Strong data revenue growth: mobile Internet up 37% YoY and fixed broadband up 9% YoY

In Italy, WIND continued to outperform its competitors in 2Q13 delivering solid commercial performance despite ongoing competitive pressure and regulatory headwinds.

Total revenues in 2Q13 decreased 8% YoY, primarily due to the two cuts in mobile termination rates (July 2012 and January 2013). Excluding the impact from MTR cuts, total revenues grew 2% YoY.

Mobile service revenues decreased 13% YoY, mainly as a result of the aforementioned MTR cuts, net of which growth would have been 2%. Mobile service revenues were also negatively impacted by competitive pressure on prices. WIND’s mobile subscriber base increased 5% YoY driven by the ongoing success of its All-Inclusive bundled offerings, which were further enhanced during the summer campaign. The churn rate in the market remained high due to the MNP effect.

In fixed-line, service revenues decreased 4%, representing a sequential improvement in trend over the previous quarter. The decline in the overall customer base was the result of the new strategy focused on higher margin LLU customers and less expensive pull sales channels. The strategy continues to deliver solid results with a substantial increase in fixed-line marginality.

In line with previous quarters, WIND posted strong results in data with mobile Internet revenues up 37% YoY and fixed broadband revenues increasing by 9% YoY. Mobile broadband consumer subscribers grew 61% YoY, while fixed LLU broadband customers remained stable, primarily as a result of the new distribution strategy centered on pull channels, which led to a more focused sales push.

EBITDA in 2Q13 declined by 9% YoY in local currency due to the above mentioned MTR cuts, as well as certain exceptional non-recurring items recorded in 2Q12 that provided an unfavorable YoY comparison. Adjusting for these exceptional items, EBITDA declined 6%, in line with 1Q13. Excluding the impact from MTR cuts and the non- recurring items, EBITDA would have been stable YoY.

EBITDA margin declined marginally in 2Q13 by 0.4 p.p. to 37.5%.

LTM operational cash flow, defined as EBITDA minus CAPEX, remained strong in 2Q13 with a slight increase over the previous year.

KEY DEVELOPMENTS 2Q13

•	Total revenues declined 8% YoY to EUR 1,266 million with an underlying increase, excluding MTR impact, of 2%.

•	EBITDA declined 9% to EUR 475 million, with a margin of 37.5%. Excluding certain non-recurring items recorded in 2Q12 and MTR cuts EBITDA would have been stable YoY.

•

CAPEX totaled EUR 183 million, which was invested primarily in the mobile HSPA+ expansion of coverage, capacity, and performance, as well as in the backhauling capacity to support the strong growth in data.

•	Mobile customer base increased 5% YoY to over 22.3 million subscribers, with WIND gaining 73% of MNO net additions in 2Q13. Mobile broadband consumer subscribers grew 61% YoY.

•

Mobile data ARPU increased by 9% to EUR 4.2, accounting for 34% of the total ARPU. Total mobile ARPU declined to EUR 12.4, primarily as a result of the two MTR cuts and the intense competitive environment that negatively impacted prices. Additionally ARPU was impacted by the ongoing success of WIND’s data-only SIM card offerings for tablets, PCs and dongles, which do not generate voice revenues.

•

In fixed-line LLU broadband and dual play subscribers remained stable at 1.86 million and 1.86 million, respectively. WIND continued to focus on the higher margin customers leveraging the new sales strategy based on pull channels instead of the most expensive push channels.

•	Fixed-line ARPU was stable at EUR 31.2 with Broadband ARPU increasing 10% YoY to EUR 20.2.

VimpelCom Ltd. 2Q 2013  |  10

ITALY KEY INDICATORS

EUR mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	1,266	1,383	-8%	2,495	2,729	-9%
Total operating expenditures	791	859	-8%	1,560	1,718	-9%
EBITDA	475	524	-9%	936	1,012	-8%
EBITDA margin	37.5%	37.9%	—	37.5%	37.1%	—
Capex (1)	183	243	-25%	345	436	-21%
Capex (1) / revenues	14%	18%	—	14%	16%	—
Mobile
Total revenues	927	1,015	-9%	1,815	1,998	-9%
Subscribers (‘000)	22,312	21,225	5%	22,312	21,225	5%
- of which mobile broadband (‘000) (2)	7,151	4,444	61%	7,151	4,444	61%
ARPU (€)	12.4	15.0	-17%	12.4	14.9	-17%
MOU (min)	233	209	12%	225	207	9%
Fixed
Total revenues	339	368	-8%	680	731	-7%
Total voice subscribers (‘000)	3,040	3,189	-5%	3,040	3,189	-5%
Total fixed-line ARPU (€)	31.2	31.2	0%	31.2	31.8	-2%
Broadband subscribers (‘000)	2,211	2,236	-1%	2,211	2,236	-1%
Broadband ARPU (€)	20.2	18.5	10%	20.2	18.7	8%
Dual-play subscribers (‘000)	1,863	1,862	0%	1,863	1,862	0%

1)	CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone in 1Q13
2)	Mobile broadband include Consumer customers that have Performed at least one mobile Internet event in the previous Month on 2.5G/3G/3.5G

VimpelCom Ltd. 2Q 2013  |  11

BUSINESS UNIT AFRICA & ASIA – FINANCIAL AND OPERATING RESULTS

•	Revenues stable YoY organically at USD 910 million, negatively impacted by regulatory and governmental actions

•	EBITDA down by 2% YoY organically to USD 441 million, with an EBITDA margin of 48.5%

•	Mobile subscriber base increased by 4% to approximately 86 million

Revenues in the Africa & Asia business unit were stable YoY organically at USD 910 million, negatively impacted by regulatory and governmental actions in several countries. Revenues were impacted by the slowdown in Bangladesh due to the application of the regulatory directives regarding suspected VoIP customers, as well as major power blackouts and regulatory interventions in Pakistan. EBITDA decreased 2% YoY organically to USD 441 million. However, EBITDA includedes non-recurring charges, restructuring costs for OTH and a USD 5 million fine in Pakistan. Net of these one-offs, EBITDA would have grown by 2% YoY organically. Reported results in US dollar were adversely affected by local currency devaluation against the US dollar, mainly in Algeria and Pakistan, which resulted in a reported revenue decline of 5% YoY and an EBITDA decline of 5% YoY. Despite the external issues, the subscriber base in the Africa & Asia business unit increased by 4% to approximately 86 million.

ALGERIA (“DJEZZY”)

Djezzy’s revenues increased 3% YoY in 2Q13 in local currency, driven by higher voice revenues following the changes made to the communication message of existing offers. Mobile data revenues increased 57% YoY. EBITDA grew 2% YoY in local currency, primarily as a result of the top line improvements. Despite network limitations and the on-going ban on investment, Djezzy maintained its leadership position with a market share of 52.5% (adjusted for the technical issue). As announced on July 1 2013, during an internal investigation with regards to Djezzy’s active subscribers, management found a technical issue that overstated Djezzy’s subscriber base by 1.4 million customers. This event does not impact historical reported revenues or EBITDA, but positively affects MOU and ARPU. The adjusted end-of-period subscriber base stood at a market-leading 16.8 million.

PAKISTAN (“MOBILINK”)

Revenues in Pakistan increased 5% YoY in local currency, driven by higher interconnect, VAS, data and other revenues, as well as 3% increase YoY in the subscriber base to 37.1 million. Mobile data revenues increased by 32% YoY and EBITDA decreased 1% YoY in local currency, impacted by the before mentioned fine and the higher power utilities expenses resulting from power outages in May 2013. Although the political situation in Pakistan improved after the elections, the operating environment remained challenging during the second quarter. Additionally, one of the worst power blackouts in Pakistan’s history occurred in May 2013, which resulted in higher OPEX and depletion of fuel at some sites, thus reducing the network’s availability and negatively impacting revenues. The government removed the SIM activation tax in April 2013, but then reinstated it toward the end of the second quarter, as competition became more aggressive on gross additions. For security reasons, all cellular networks in major cities were shut down several times upon government request, although shutdowns occurred at a lower rate than in previous quarters. A fine was imposed on all operators with regards to the regulatory suggested clearing house for international termination. A new brand identity was launched for Mobilink during the second quarter, featuring a fresh new look for the 15-year-old operator. The network modernization program is ongoing in the northern and central regions, while the rollout of the southern region is expected to occur in 3Q13.

BANGLADESH (“BANGLALINK”)

In 2Q13, banglalink’s subscriber base increased 6% YoY to 27.1 million, driven by high gross additions and lower churn rate. Revenues and EBITDA decreased 14% and 16% YoY in local currency respectively, mainly driven by lower usage per subscriber, affected by the application of the regulatory directives of deactivation of VoIP customers, partially offset by higher interconnection and VAS revenues. In addition, fourteen days of national strikes in 2Q13 negatively impacted business. As previously communicated, the deactivation of high value suspected VoIP customers, in compliance with regulations set by the regulator, is expected to have a prolonged negative impact during 2013. Total deactivations related to suspected VoIP customers during 2Q13 stood at 0.19 million customers, in addition to the combined total of 1.06 million customers deactivated in 4Q12 and 1Q13. Mobile data revenues increased by 115% YoY. The government reduced SIM tax to BDT 300 from BDT 606 previously. The 3G auction date was postponed for the second time and is now set for September 2, 2013. According to the guideline, 3G licenses will be provided to a total of five licensees of which the state-owned Teletalk was awarded a license by default. Operators were asked to complete the MNP process within seven months, effective June 13, 2013. Mobile operators were instructed

VimpelCom Ltd. 2Q 2013  |  12

to finalize the details of the MNP process and governance modality jointly. However, MNOs showed some concerns with regards to the feasibility of the timeline. The government imposed a 7.5% VAT on 3G spectrum fees in May 2013, while also increasing corporate tax rates on listed companies to 40% from 35% previously.

SOUTH EAST ASIA

After the sale of Vietnam in 2012 and Cambodia in April 2013, Laos is the only operator remaining from our South East Asia cluster. Revenues in Laos decreased slightly YoY as result of a lower subscriber base.

AFRICA & ASIA* KEY INDICATORS

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	910	953	-5%	1,774	1,880	-6%
Total operating expenditures	469	487	-4%	921	990	-7%
EBITDA	441	466	-5%	853	890	-4%
EBITDA margin	48.5%	48.9%	—	48.1%	47.3%	—
Capex	69	79	-13%	110	143	-23%
Capex / revenues	8%	9%	—	6%	8%	—
Mobile Subscribers (‘000)**	85,585	82,565	4%	85,585	82,565	4%

*	Africa & Asia operations include operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia. For details per country unit please see Attachment B
**	Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers. In addition, the subscriber base in Algeria has been adjusted retroactively for the technical issue

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	37	36	3%	71	70	1%
EBITDA	22	22	2%	42	42	0%
EBITDA margin	60.1%	60.3%	—	59.7%	60.1%	—

PAKISTAN

DZD bln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	37	36	3%	71	70	1%
EBITDA	22	22	2%	42	42	0%
EBITDA margin	60.1%	60.3%	—	59.7%	60.1%	—

BANGLADESH

BDT bln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	10	12	-14%	19	22	-13%
EBITDA	4	4	-16%	8	8	-6%
EBITDA margin	36.8%	38.0%	—	39.2%	36.1%	—

VimpelCom Ltd. 2Q 2013  |  13

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

•	Revenues decreased 1% YoY to UAH 3.2 billion, due to YoY decline in mobile revenues

•	Strong increase in mobile data revenues, up 10% YoY

•	EBITDA declined 6% YoY to UAH 1.5 billion; EBITDA margin of 48.0%

•	Mobile subscriber base grew 6% YoY[1] to 25.6 million

•	Fixed broadband subscribers increased 38% YoY to 693 thousand

VimpelCom’s mobile subscriber base in the Ukraine increased 6% YoY to 25.6 million as a result of an improved market offering and regionalized sales efforts. Due to strong price competition in the market, existing customers switched to lower priced bundled tariff plans, increasing the number of lower ARPU subscribers in the customer base and negatively impacting mobile revenues.

The Company is taking further measures to improve mobile service revenue trends. These initiatives are focused on implementing enhanced pricing, reducing churn, better leveraging the strong Kyivstar brand, and growing mobile data revenues. In addition to these measures, VimpelCom continues to focus on maximizing its operational cash flows and optimizing its cost base in order to improve efficiency.

KEY DEVELOPMENTS 2Q13

•	Total revenues decreased 1% YoY to UAH 3.2 billion.

•

Mobile revenues decreased 2% YoY to UAH 2.9 billion, primarily due to lower mobile voice revenues following reconnection of existing customers to previously launched price-attractive offers, partially offset by increased sales of equipment and accessories. ARPU declined by 10% YoY to UAH 37.

•

Fixed-line revenues were up 7% YoY as a result of strong growth in fixed residential broadband (FTTB) revenue. As reported in previous quarters, FTTB revenue continued to outgrow the market, increasing by 55% YoY. The increase was driven by growth in the fixed broadband subscriber base of 38% YoY to 693 thousand and growth of fixed broadband ARPU of 10% YoY to UAH 49.7.

•

EBITDA decreased 6% YoY to UAH 1.5 billion and EBITDA margin decreased 2.2 p.p. YoY to 48.0% in 2Q13. The decrease was mainly due to higher commercial costs associated with increased sales and increases in Network & IT and G&A costs, related to higher frequency fees and inflation, which was partially offset by savings in HR costs.

•	Operational cash flow, defined as EBITDA minus CAPEX excluding licenses, decreased 1% YoY to UAH 1,163 million. On a LTM basis, however, operating cash flow increased by 11% YoY to UAH 5,052 million.

•

Quarterly churn increased by 3.6 p.p. to 11% in 2Q13, which was higher than normal and driven by a realignment of the active customer base definition and the move to lower revenue bundled tariff plans.

•	CAPEX totaled UAH 383 million in 2Q13 and LTM CAPEX/Revenues was 13%. CAPEX continues to decline as a result of reduced investments in the FTTB network due to completion of the rollout.

1)	Business Unit Ukraine has adjusted the definition for active subscriber base to align with the rest of the VimpelCom Group, which led to a decline of the subscriber base by 1.4 million. This does not impact historically reported Revenues and EBITDA, but positively affected MOU and ARPU.

VimpelCom Ltd. 2Q 2013  |  14

UKRAINE KEY INDICATORS

UAH mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	3,201	3,247	-1%	6,363	6,326	1%
Total operating expenditures	1,665	1,616	3%	3,277	3,121	5%
EBITDA	1,536	1,630	-6%	3,086	3,204	-4%
EBITDA margin	48.0%	50.2%	—	48.5%	50.7%	—
Capex	383	462	-17%	718	818	-12%
Capex / revenues	12%	14%	—	11%	13%	—
Mobile
Mobile total operating revenues	2,936	2,999	-2%	5,833	5,844	0%
Mobile subscribers (‘000)	25,622	24,122	6%	25,622	24,122	6%
Mobile ARPU (UAH)	36.5	40.5	-10%	37.2	40.1	-7%
MOU (min)	486	515	-6%	494	514	-4%
Fixed-line
Fixed-line total operating revenues	265	247	7%	530	482	10%
Fixed-line broadband revenues	101	65	55%	197	123	60%
Fixed-line broadband subscribers (‘000)	693	501	38%	693	501	38%
Fixed-line broadband ARPU (UAH)	49.7	45.2	10%	50.2	45.7	10%

*	Subscriber base 2012 has been adjusted for the alignment of the active subscriber base definition

VimpelCom Ltd. 2Q 2013  |  15

BUSINESS UNIT CIS – FINANCIAL AND OPERATING RESULTS

•	Revenues increased 19% YoY organically with strong positive impact from Uzbekistan

•	EBITDA reached USD 240 million with organic growth of 34% YoY

•	EBITDA margin expanded 5.5 p.p to 49.8%

•	Mobile subscribers increased 18% YoY to 24.2 million

•	Mobile data subscriber base grew 28% YoY to 12.4 million

•	Fixed broadband subscriber base increased 37% to 351 thousand

The CIS Business Unit continued to perform strongly in 2Q13, delivering double-digit YoY organic growth in both revenue and EBITDA. Results were substantially positively impacted by the network closure of a competitor’s network in Uzbekistan by the local authorities.

VimpelCom increased its mobile subscriber base in the CIS by 18% YoY, mainly driven by 45% growth in subscribers in Uzbekistan. The Company continued to face particularly strong competition in Kazakhstan, as well as in Armenia and Kyrgyzstan.

•

Total revenues increased organically by 19% YoY, largely the result of subscriber growth in Uzbekistan. Reported revenues grew 17% to USD 482 million. If Uzbekistan would have been adjusted to the growth level of 1H12, the revenue organic growth in 2Q13 would have been 8% YoY.

•	Total mobile revenues increased organically by 19% YoY in 2Q13.

•	Fixed-line revenues increased organically by 5% YoY due to strong growth in Kazakhstan.

•

EBITDA grew 34% organically and 32% on a reported basis mainly due to strong mobile revenue growth in Uzbekistan. If Uzbekistan would have been adjusted to the growth level of 1H12, EBITDA organic growth would have been 10%.

•	EBITDA margin improved 5.5 p.p. YoY to 49.8% in 2Q13 with improvement primarily due to strong performance in Uzbekistan.

•	LTM CAPEX/Revenues was 21%.

KAZAKHSTAN

The telecommunications market in Kazakhstan remains highly competitive and, in response, VimpelCom is transitioning its subscriber base to bundled tariff plans to solidify its market position. This transition, however, will continue to have a negative near-term impact on revenues in the coming quarters.

Revenues in Kazakhstan increased by 2% YoY in 2Q13 driven by a 47% YoY increase in fixed-line revenues and strong growth in mobile data revenues, partially offset by a 1% YoY decline in mobile revenues due to decreased voice revenues. Mobile data revenues increased 55% YoY as a result of the Company´s focus on increasing data usage for small screens. The subscriber base increased 4% YoY to 8.8 million subscribers. Churn is improving supported by the introduction of the revenue share model with distributors. ARPU decreased by 3% YoY due to declining voice revenues, partly offset by the strong mobile data revenue growth. EBITDA grew 4% YoY and EBITDA margin improved 0.9 p.p. to 47.9%, supported by the on-going operational excellence program and the reduction in MTR that led on balance to lower MTR costs.

UZBEKISTAN

In Uzbekistan, VimpelCom continued to deliver strong YoY results in 2Q13 after the closure of a competitor´s network. As the competitor’s network was closed in 3Q12, the YoY comparison as per 3Q13 will be less favourable. Revenue increased 86% YoY, driven by 45% YoY growth in the subscriber base and a 31% YoY improvement in ARPU due to growth in high value subscribers and increasing mobile data revenues. EBITDA grew 140% YoY and EBITDA margin was 64.7%, a strong increase from 50.6% in 2Q12. These results were supported by the exceptional revenue growth and control of structural OPEX. The primary focus in Uzbekistan is to sustain quality of service and further improve network capacity.

KYRGYZSTAN

Kyrgyzstan continued to deliver strong revenue and EBITDA growth in a highly competitive environment. Revenues increased organically by 30% YoY in 2Q13, primarily supported by growth in interconnect revenue from an increase in interconnect rates and strong increase in traffic. Additionally, mobile data revenue grew 39% YoY as a result of initiatives aimed at stimulating data usage for small screens, despite a 3% YoY decline in the subscriber base. Mobile voice revenue declined YoY due to decreased APPM and the decline in the subscriber base. EBITDA grew organically by 31% YoY and EBITDA margin was 56.1%, up 0.7 p.p. YoY.

VimpelCom Ltd. 2Q 2013  |  16

ARMENIA

Revenues in Armenia declined organically by 10% YoY in 2Q13 primarily due to decreasing fixed-line and mobile voice revenues, as well as lower sales of mobile equipment. The mobile segment faces strong competition and, while mobile data revenue growth increased 36%, it did not fully compensate for the 10% YoY decrease in mobile voice revenue. EBITDA declined 3% YoY and EBITDA margin increased 2.8 p.p. to 40.7% due to on-going cost control measures. The Company is developing actions to restore its market position in Armenia.

TAJIKISTAN

In Tajikistan, revenues increased organically by 45% YoY in 2Q13, while EBITDA increased by 52% YoY. EBITDA margin increased 2.4 p.p. to 52.0% in 2Q13 as a result of increased international interconnect from Russia.

The mobile subscriber base in Tajikistan increased by 26% YoY and mobile ARPU increased by 23% mainly due to growth in interconnect revenue. Mobile data revenue grew 12% YoY.

GEORGIA

Georgia delivered strong YoY results in 2Q13, further strengthening VimpelCom’s market position. Subscriber growth was 12% YoY, leading to a 19% increase in revenues YoY and a 36% YoY increase in local currency EBITDA. EBITDA margin increased 3.9 p.p. YoY to 31.0%, primarily due to a higher service margin and on-going operational excellence program implementation.

CIS* KEY INDICATORS

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	482	411	17%	932	790	18%
Total operating expenditures	242	228	6%	473	446	6%
EBITDA	240	182	32%	459	343	34%
EBITDA margin	49.8%	44.3%	—	49.3%	43.4%	—
Capex	89	105	-15%	179	166	8%
Capex / revenues	18%	26%	—	19%	21%	—
Mobile
Mobile subscribers (‘000)	24,209	20,522	18%	24,209	20,522	18%
- of which mobile broadband (‘000)	12,361	9,677	28%	12,361	9,677	28%
Fixed
Fixed-line broadband subscribers (‘000)	351	256	37%	351	256	37%
Fixed-line broadband revenues	15	11	35%	30	21	41%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia. For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	31,300	30,746	2%	59,950	58,983	2%
EBITDA	14,991	14,456	4%	28,364	27,162	4%
EBITDA margin	47.9%	47.0%	—	47.3%	46.1%	—

UZBEKISTAN

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	167	89	86%	324	168	93%
EBITDA	108	45	140%	210	80	163%
EBITDA margin	64.7%	50.6%	—	64.9%	47.6%	—

VimpelCom Ltd. 2Q 2013  |  17

CONFERENCE CALL INFORMATION

On August 7, 2013, the Company will host an analyst & investor conference call on its second quarter results at 14:00 CET. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

International call-in number: + 1 (402) 875-4763

The conference call replay and the slide presentations webcast will be available until August 14, 2013. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay number: +1 (855) 859-2056

Confirmation Code: 19917438

International replay: +1 (404) 537-3406

Confirmation Code: 19917438

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abdel Wahab

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 2Q 2013  |  18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company’s anticipated performance, expected capital expenditures and network developments, the ability to realize the benefits of transferring its listing to the NASDAQ and its ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 2Q 2013  |  19

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	24

Attachment C	Reconciliation Tables Average Rates of Functional Currencies to USD	27

Attachment D	WIND Telecomunicazioni group condensed financial statement of income	28

Attachment E	Definitions	29

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2013.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 2Q 2013  |  20

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	2Q13	2Q12[2]	1H13	1H12[2]
Total operating revenues	5,718	5,745	11,309	11,364
of which other revenues	59	68	98	118
Operating expenses
Service costs[1]	1,530	1,448	3,015	2,989
Selling, general and administrative expenses	1,763	1,816	3,521	3,583
Depreciation	748	726	1,514	1,447
Amortization	438	522	892	1,054
Impairment loss	4	—	22	—
Loss on disposals of non-current assets	11	41	14	84
Total operating expenses	4,494	4,553	8,978	9,157
Operating profit	1,224	1,192	2,331	2,207
Finance costs	548	516	1,071	1,000
Finance income	(27)	(40)	(49)	(81)
Other non-operating losses/(gains)	(43)	(24)	(17)	2
Shares of loss of associates and joint ventures accounted for using the equity method	18	12	83	28
Net foreign exchange gain	(34)	(1)	(62)	(64)
Profit before tax	762	729	1,305	1,322
Income tax expense	204	247	417	486
Profit for the period	558	482	888	836
Non-controlling interest	(15)	(6)	(93)	30
Net income attributable to VimpelCom shareholders	573	488	981	806

1)	Service costs include costs related to equipment and accessories
2)	Income statement 2012 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income and performance of the business unit

VimpelCom Ltd. 2Q 2013  |  21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	30 June 2013	31 March 2013
Assets
Non-current assets
Property and equipment	14,680	14,990
Intangible assets	9,968	10,214
Goodwill	16,516	16,703
Investments in associates and joint ventures	483	496
Deferred tax asset	366	331
Financial assets	1,094	1,163
Other non-financial assets	28	29
Total non-current assets	43,135	43,926
Current assets
Inventories	218	224
Trade and other receivables	2,480	2,466
Other non-financial assets	1,403	1,308
Current income tax asset	239	220
Other financial assets	387	400
Cash and cash equivalents	4,551	5,564
Total current assets	9,278	10,182
Assets classified as held for sale	134	183
Total assets	52,547	54,291
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	13,999	14,410
Non-controlling interests	468	467
Total equity	14,467	14,877
Non-current liabilities
Financial liabilities	27,058	27,219
Provisions	587	557
Other non-financial liabilities	331	394
Deferred tax liability	1,200	1,349
Total non-current liabilities	29,176	29,519
Current liabilities
Trade and other payables	4,011	3,999
Dividend payables	—	—
Other non-financial liabilities	2,197	2,242
Other financial liabilities	2,304	3,251
Current income tax payable	155	161
Provisions	177	170
Total current liabilities	8,844	9,823
Liabilities associated with assets held for sale	60	72
Total equity and liabilities	52,547	54,291

VimpelCom Ltd. 2Q 2013  |  22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		2Q12		1H12
USD mln	2Q13	Restated*	1H13	Restated*
Operating activities
Profit after tax	558	482	888	836
Income Tax Expenses	204	247	417	486
Profit before tax	762	729	1,305	1,322
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	748	726	1,514	1,447
Amortization	438	522	892	1,054
Impairment loss	4	—	22	—
Loss From Disposal Of Non Current Assets	11	41	14	84
Finance income	(27)	(40)	(49)	(81)
Finance cost	548	516	1,071	1,000
Other Non Operating Losses/ (Gain)	(43)	(24)	(17)	2
Net Foreign Exchange Gain	(34)	(1)	(62)	(64)
Share Of Loss/ (Gain) Of Associates And Joint Ventures	18	12	83	28
Movements in provisions and pensions	25	7	52	13
Cash from operations	2,450	2,488	4,825	4,805
Working capitals adjustments:
prepayments	46	35	(12)	113
Change in inventories	—	(7)	(58)	(7)
Change in trade and other payables	(314)	(242)	(492)	(337)
Changes in working capital	(268)	(214)	(562)	(231)
Net interest paid	(444)	(420)	(1,025)	(952)
Income tax paid	(347)	(503)	(573)	(664)
Net cash from operating activities	1,392	1,351	2,666	2,958
Proceeds from sale of property, plant and equipment and intangible assets	7	8	33	15
intangible assets	(751)	(908)	(1,641)	(1,780)
Receipts from/(payments on) deposits and loans granted	4	(462)	(180)	(511)
Disposal of subsidiaries, net of cash disposed	54	(82)	54	(82)
Other	9	3	3	2
Net cash used in investing activities	(677)	(1,441)	(1,731)	(2,356)
Acquisition of non-controlling interest	(12)	—	(12)	(9)
Gross proceeds from borrowings	1,701	783	3,728	2,195
Repayment of borrowings	(2,822)	(1,708)	(3,056)	(2,170)
Dividends paid to equity holders	(1,986)	—	(3,281)	—
Proceeds from sale of treasury stock	—	3	—	3
Share capital issued and paid	1,392	—	1,392	—
Net cash from/(used in) financing activities	(1,727)	(922)	(1,229)	19
Net increase in cash and cash equivalents	(1,012)	(1,012)	(294)	621

*	The amount of Interest paid was amended to reflect its proper classification without any impact on Net cash from operating activities

VimpelCom Ltd. 2Q 2013  |  23

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	37	36	3%	71	70	1%
EBITDA	22	22	2%	42	42	0%
EBITDA margin	60.1%	60.3%	—	59.7%	60.1%	—
Capex (USD)	17	10	70%	37	20	80%
Capex / revenues (USD)	4%	2%	—	4%	2%	—
Mobile
Subscribers (‘000)	16,828	17,007	-1%	16,828	17,007	-1%
ARPU	727	694	5%
MOU (min)	278	277	0%

PAKISTAN

PKR bln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	29	27	5%	56	53	5%
EBITDA	12	12	-1%	23	23	2%
EBITDA margin	42.0%	44.1%	—	42.1%	43.2%	—
Capex (USD)	39	31	24%	48	55	-13%
Capex / revenues (USD)	13%	11%	—	8%	9%	—
Mobile
Subscribers (‘000)	37,122	35,953	3%	37,122	35,953	3%
ARPU	249	246	1%
MOU (min)	233	214	9%

BANGLADESH

BDT bln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	10	12	-14%	19	22	-13%
EBITDA	4	4	-16%	8	8	-6%
EBITDA margin	36.8%	38.0%	—	39.2%	36.1%	—
Capex (USD)	13	35	-64%	25	64	-61%
Capex / revenues (USD)	10%	24%	—	10%	23%	—
Mobile
Subscribers (‘000)	27,076	25,491	6%	27,076	25,491	6%
ARPU	126	151	-17%
MOU (min)	198	231	-14%

SUB SAHARAN AFRICA (TELECEL GLOBE)

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	21	23	-8%	40	45	-13%
EBITDA	4	9	-56%	10	16	-35%
EBITDA margin	19.6%	40.7%	—	25.6%	34.4%	—
Mobile
Subscribers (‘000)	4,240	3,736	13%	4,240	3,736	13%

SEA (CONSOLIDATED)

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	8	13	-40%	20	36	-45%
EBITDA	3	-3	-196%	1.8	-9	-121%
EBITDA margin	35.7%	n.m.	—	9.1%	n.m.	—
Mobile
Subscribers (‘000)	320	378	-16%	320	378	-16%

*	Following the sale of Vietnam and Cambodia the subscriber numbers for 2012 exclude Vietnam and Cambodia subscribers

VimpelCom Ltd. 2Q 2013  |  24

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	31,300	30,746	2%	59,950	58,983	2%
EBITDA	14,991	14,456	4%	28,364	27,162	4%
EBITDA margin	47.9%	47.0%	—	47.3%	46.1%	—
Capex (USD)	37	45	-17%	62	58	7%
Capex / revenues (USD)	18%	22%	—	16%	14%	—
Mobile
Subscribers (‘000)	8,796	8,497	4%	8,796	8,497	4%
ARPU (KZT)	1,101	1,137	-3%
MOU (min)	300	211	42%

ARMENIA

AMD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	14,485	16,021	-10%	28,664	31,124	-8%
EBITDA	5,901	6,065	-3%	11,452	11,830	-3%
EBITDA margin	40.7%	37.9%	—	40.0%	38.0%	—
Capex (USD)	2	4	-58%	3	8	-59%
Capex / revenues (USD)	5%	11%	—	5%	10%	—
Mobile
Subscribers (‘000)	690	771	-10%	690	771	-10%
ARPU (AMD)	2,781	2,741	1%
MOU (min)	353	279	26%

UZBEKISTAN

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	167	89	86%	324	168	93%
EBITDA	108	45	140%	210	80	163%
EBITDA margin	64.7%	50.6%	—	64.9%	47.6%	—
Capex (USD)	35	36	-4%	94	75	26%
Capex / revenues (USD)	21%	41%	—	29%	44%	—
Mobile
Subscribers (‘000)	10,202	7,031	45%	10,202	7,031	45%
ARPU (USD)	5	4	31%
MOU (min)	472	433	9%

TAJIKISTAN

USD mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	38	26	45%	68	48	42%
EBITDA	20	13	52%	32	22	47%
EBITDA margin	52.0%	49.6%	—	47.9%	45.8%	—
Capex (USD)	5	7	-34%	8	10	-17%
Capex / revenues (USD)	12%	27%	—	12%	21%	—
Mobile
Subscribers (‘000)	1,206	957	26%	1,206	957	26%
ARPU (USD)	10	9	23%
MOU (min)	263	246	7%

VimpelCom Ltd. 2Q 2013  |  25

GEORGIA

GEL mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	36	30	19%	69	57	22%
EBITDA	11	8	36%	20	14	45%
EBITDA margin	31.0%	27.1%	—	29.5%	24.6%	—
Capex (USD)	2	4	-57%	2	7	-65%
Capex / revenues (USD)	9%	24%	—	6%	20%	—
Mobile
Subscribers (‘000)	1,010	899	12%	1,010	899	12%
ARPU (GEL)	11	11	-2%
MOU (min)	251	234	7%

KYRGYZSTAN

KGS mln	2Q13	2Q12	YoY	1H13	1H12	YoY
Total operating revenues	2,458	1,896	30%	4,552	3,498	30%
EBITDA	1,380	1,050	31%	2,449	1,939	26%
EBITDA margin	56.1%	55.4%	—	53.8%	55.4%	—
Capex (USD)	8	8	10%	9	9	3%
Capex / revenues (USD)	16%	19%	—	10%	12%	—
Mobile
Subscribers (‘000)	2,305	2,368	-3%	2,305	2,368	-3%
ARPU (KGS)	355	264	34%
MOU (min)	280	289	-3%

CANADA KEY INDICATORS

Mobile	2Q13	2Q12	YoY	1H13	1H12	YoY
Subscribers (‘000)	620	457	36%	620	457	36%
ARPU (CAD)	28.3	27.7	2%	28.0	27.5	2%

VimpelCom Ltd. 2Q 2013  |  26

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM*

USD mln	2Q13	2Q12**	1H13	1H12**
Unaudited
EBITDA	2,425	2,481	4,773	4,792
Depreciation	(748)	(726)	(1,514)	(1,447)
Amortization	(438)	(522)	(892)	(1,054)
Impairment loss	(4)	—	(22)	—
Loss on disposals of non-current assets	(11)	(41)	(14)	(84)
EBIT	1,224	1,192	2,331	2,207
Financial Income and Expenses	(521)	(476)	(1,022)	(919)
- including finance income	27	40	49	81
- including finance costs	(548)	(516)	(1,071)	(1,000)
Net foreign exchange (loss)/gain and others	59	13	(4)	34
- including Other non-operating (losses)/gains	43	24	17	(2)
- including Shares of loss of associates and joint ventures accounted for using the equity method	(18)	(12)	(83)	(28)
- including Net foreign exchange gain	34	1	62	64
EBT	762	729	1,305	1,322
Income tax expense	(204)	(247)	(417)	(486)
Profit/(loss) for the year	558	482	888	836
Profit/(loss) for the year attributable to non-controlling interest	(15)	(6)	(93)	30
Profit for the year attributable to the owners of the parent	573	488	981	806

*	See also the supplementary file Factbook2Q2013.xls on our website at http://vimpelcom.com/ir/financials/results.wbp
**	Income statement 2Q12 and 1H12 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income and performance of the business unit

VimpelCom Ltd. 2Q 2013  |  27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	2Q12	1Q13	2Q13
Net debt	23,067	22,861	22,622
Cash and cash equivalents	2,883	5,564	4,551
Long - term and short-term deposits	609	190	213
Gross debt	26,559	28,615	27,386
Interest accrued related to financial liabilities	558	448	574
Fair value adjustment	228	—	—
Unamortised fair value adjustment under acquisition method of accounting	841	62	718
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(147)	749	38
Derivatives not designated as hedges	415	466	474
Derivatives designated as hedges	157	131	172
Total other financial liabilities	28,611	30,471	29,362

AVERAGE RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	2Q13	2Q12	YoY	2Q13	FY2012	Delta
Russian Ruble	31.62	30.98	-2.0%	32.71	30.37	-7.2%
Euro	0.77	0.78	1.9%	0.77	0.76	-1.4%
Algerian Dinar	79.14	75.99	-4.0%	80.20	78.94	-1.6%
Pakistan Rupee	98.49	92.10	-6.5%	99.60	97.14	-2.5%
Bangladeshi Taka	77.88	81.83	5.1%	77.76	79.78	2.6%
Ukrainian Hryvnia	7.99	7.99	0.0%	7.99	7.99	0.0%
Kazakh Tenge	151.14	148.18	-2.0%	151.65	150.74	-0.6%
Armenian Dram	414.74	401.32	-3.2%	409.90	403.58	-1.5%
Kyrgyz Som	48.30	47.02	-2.7%	48.63	47.40	-2.5%

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are USD.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1H13	1H12	Change
Total Revenue	2,495	2,729	-8.6%
EBITDA	936	1,012	-7.5%
D&A	(631)	(550)	14.8%
EBIT	305	462	-34.0%
Financial Income and expenses	(430)	(456)	-5.6%
EBT	(126)	6	n.m.
Income Tax	(47)	(84)	-43.9%
Net income	(173)	(78)	n.m.

VimpelCom Ltd. 2Q 2013  |  28

ATTACHMENT E: DEFINITIONS

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenues.

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Italian and CIS subsidiaries measure broadband subscribers based on the number of active contracts signed. Russian Business Unit includes IPTV activities.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-U.S. GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA is a non-U.S. GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under U.S. GAAP. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of WIND Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

VimpelCom Ltd. 2Q 2013  |  29

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and subscribers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period. A&A Business Unit measures MOU based on billed minutes

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedge. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

Organic growth Revenue and EBITDA are non-U.S. GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments, the Company identified Russia, Italy, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

Service costs, represents costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses, represents expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses . These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 2Q 2013  |  30

2Q 2013 Presentation Amsterdam, August 7, 2013 Jo Lunder - CEO Henk van Dalen - CFO
Disclaimer This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's anticipated performance, expected capital expenditures and network developments the ability to realize the benefits of transferring its listing to the NASDAQ and its ability to realize its strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward- looking statements include the risk factors described in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward- looking statements contained in this release, or to make corrections to reflect future events or developments.
A Solid Performance in 2Q13 Despite Impact of Regulatory and Governmental Measures Comparisons with 2Q12 * Customer base 2012 has been adjusted for sale of Vietnam and Cambodia and adjustments in Algeria and Ukraine ** Net Income attributable to VimpelCom shareholders Revenues (USD billion) 5.7 (+1% organic) EBITDA (USD billion) 2.4 (-1% organic) EBITDA margin (%) 42.4 (-0.8 p.p.) Net income** (USD million) 573 (+17%) Total mobile subscriber Base* (million) 215 (+5%) Net cash from operating activities (USD billion) 1.4 (+3%) 4% YoY organic revenue growth excl. MTR cuts in Italy 1% YoY organic EBITDA growth excl. MTR cuts in Italy EBITDA impacted by MTR cuts and one-off charges - excl. these EBITDA up 3% YoY organically Strong Mobile Data Revenue growth Positive operational developments continued in Russia Continued market outperformance in Italy Net Income attributable to VimpelCom shareholders increased substantially Highlights:
Key Developments Andrew Davies appointed as new CFO Contract of CEO Jo Lunder extended to April 2016 Voluntarily transfer of listing to NASDAQ Launched LTE in Moscow Evaluating strategic options for Canadian investment VimpelCom joined United Nations Global Compact
Business Units Performance
Russia Performance 2Q13: Solid Results with Continued Strong Mobile Data Revenue Performance Revenues (RUB billion) (CHART) +5% YoY (CHART) +4% YoY (CHART) CAPEX* (RUB billion) Highlights: Revenue increased 5% YoY with 6% growth in mobile revenues and 2% in fixed-line revenues Mobile data revenue grew 37% YoY with 48% YoY improvement in data revenues from small screens EBITDA increased 4% YoY, leading to an EBITDA margin of 42.7% Mobile subscriber base increased 2% YoY to 57.1 million 70.3 74.5 EBITDA and EBITDA Margin (RUB billion) 73.6 70.1 * CAPEX excluding licenses 73.8 CAPEX CAPEX / Revenue EBITDA EBITDA Margin Mobile Fixed-line
(CHART) (CHART) Italy Performance 2Q13: Continued Market Outperformance Total Revenues (EUR million) -8% YoY Excl. MTR +2% YoY EBITDA and EBITDA Margin (EUR million) -9% YoY Excl. MTR -3% YoY CAPEX* (EUR billion) Highlights: Continued outperformance in an ongoing challenging mobile market Revenues increased 2% YoY excluding MTR impact Mobile subscriber base increased 5% YoY to over 22.3 million Strong data revenue growth: mobile Internet up 37% YoY and fixed broadband up 9% YoY Mobile revenues (excluding Incoming) Mobile Incoming revenues Fixed-line (CHART) 1,329 1,383 1,369 1,229 1,266 * CAPEX excluding licenses ** CAPEX exludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND's backbone in 1Q13 CAPEX CAPEX / Revenue EBITDA EBITDA Margin
(CHART) (CHART) Africa & Asia* Performance 2Q13: Subscriber Growth Despite Regulatory and Governmental Measures Revenues (USD million) -5% YoY Organic stable YoY EBITDA and EBITDA Margin (USD million) -5% YoY Organic -2% YoY CAPEX** (USD million) Highlights: Revenues stable YoY organically at USD 910 million, negatively impacted by regulatory and governmental actions EBITDA down by 2% YoY organically to USD 441 million, with an EBITDA margin of 48.5% Mobile subscriber base increased by 4% to approximately 86 million Algeria maintained its market leadership despite on-going bans In Pakistan performance was strong despite the political challenges in the market New regulation in Bangladesh regarding VoIP usage impacted results and is expected to persist throughout 2013 (CHART) * This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia ** CAPEX excluding licenses CAPEX CAPEX / Revenue EBITDA EBITDA Margin
(CHART) (CHART) Ukraine Performance 2Q13: Subscriber Growth but Pressure on Performance Revenues (UAH billion) -1% YoY EBITDA and EBITDA Margin (UAH billion) -6% YoY CAPEX* (UAH billion) Highlights: Revenues decreased 1% YoY to UAH 3.2 billion, due to YoY decline in mobile revenues Strong increase in mobile data revenues, up 10% YoY EBITDA declined 6% YoY to UAH 1.5 billion; EBITDA margin of 48.0% Mobile subscriber base grew 6% YoY** to 25.6 million Fixed broadband subscribers increased 38% YoY to 693 thousand (CHART) CAPEX CAPEX / Revenue 3.2 3.6 EBITDA EBITDA Margin Mobile Fixed-line 3.2 3.5 * CAPEX excluding licenses ** From 2Q13, Business Unit Ukraine applies the same definition for its active subscribers as for the rest of the VimpelCom Group, which led to a negative adjustment of the subscriber base by 1.4 million. This did not impact historically reported Revenues and EBITDA, but positively affected MOU and ARPU. 3.2
(CHART) (CHART) CIS* Performance 2Q13: Continued Positive Performance Revenues (USD million) 411 +17% YoY Organic +19% YoY 478 EBITDA and EBITDA Margin (USD million) +32% YoY Organic +34% YoY CAPEX CAPEX / Revenue CAPEX** (USD million) Highlights: Revenues increased 19% YoY organically with strong positive impact from Uzbekistan EBITDA reached USD 240 million with organic growth of 34% YoY EBITDA margin expanded 5.5 p.p YoY to 49.8% Mobile subscribers increased 18% YoY to 24.2 million Mobile data subscriber base grew 28% YoY to 12.4 million Fixed broadband subscriber base increased 37% to 351 thousand EBITDA EBITDA Margin (CHART) Mobile Fixed-line * This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia ** CAPEX excluding licenses 482 488 451
Financial Highlights 2Q 2013 Henk van Dalen CFO
BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS BUSINESS UNITS Revenue Revenue Revenue EBITDA EBITDA EBITDA Organic FX and others Reported Organic FX and others Reported Russia +5% -2% +3% +4% -2% +2% Italy -8% +1% -7% -9% +1% -8% Africa & Asia 0% -5% -5% -2% -3% -5% Ukraine -1% 0% -1% -6% 0% -6% CIS +19% -2% +17% +34% -2% +32% Total +1% -1% 0% -1% -1% -2% Financial Performance Overall revenue growth on an organic basis was 1% YoY (excl. MTR cuts in Italy it would have been 4% YoY) Reported revenues were flat YoY, mainly due to depreciation of local currencies against the USD EBITDA decreased 1% YoY organically; reported EBITDA down by 2% YoY, impacted by forex, MTR cuts in Italy, VoIP deactivation in Bangladesh and USD 43 million in one-off charges. Underlying EBITDA growth, excluding these effects, would have been 3% YoY EBIT up 3% YoY mainly due to the positive impact of a declining amortization of intangible assets Profit before tax increased 5% YoY primarily due to the increase in EBIT Net income attributable to VimpelCom shareholders increased 17% YoY as a result of higher Profit before tax and lower tax expenses GROUP GROUP GROUP GROUP (USD million) 2Q13 2Q12 YoY Revenues 5,718 5,745 0% EBITDA 2,425 2,481 -2% D&A/Other (1,201) (1,289) -7% EBIT 1,224 1,192 3% Financial income / expenses (521) (476) 9% FX and Other 59 13 n.m. Profit before tax 762 729 5% Tax (204) (247) -17% Non-controlling interest (15) (6) n.m. Net income* 573 488 17% * Net Income attributable to VimpelCom shareholders
(CHART) Key Components * LTM stands for "last twelve months" to reporting date Net Cash Flow From Operating Activities (USD billion) Debt, Cash and Ratios: Stable Financial Position (CHART) (USD million) Jun 30, 2013 Cash, Cash Equivalents and deposits 4,764 Total Assets 52,547 Gross Debt 27,386 -Short-term 1,510 -Long-term 25,876 Shareholders' equity 13,999 Gross Debt/Assets 0.5 Net Debt 22,622 2Q13 LTM EBITDA 9,749 Pro-forma ratios LTM 2Q13* Jun 30, 2013 Net Debt/ EBITDA 2.3 EBITDA/ Financial Income 4.9 and Expenses 4.9 Gross Debt/ EBITDA 2.8 Consolidated Cash and Net Debt Development Actual 2Q 2013 (USD million) Opening gross debt Opening cash & deposits Opening net debt Net FX effect (Cash + Debt) Net Interest Paid Net Dividend Capital contribution Other Cash tax paid Cash CAPEX Change in working capital Cash flow from operations Closing net debt Closing cash & deposits Closing gross debt
Well Balanced Debt Composition and Maturity Profile During 2Q13 Prepayment on the WIND Senior bank loan 2014 and 2015 maturities for EUR 575 million through issuance of Senior Secured Notes by Wind Acquisition Finance Repayment of Eurobond by OJSC VimpelCom for USD 801 million. Available headroom under committed revolving credit facilities per June 2013: EUR 250 million (USD 325 million) for Wind RUB 15 billion (USD 459 million) for Russia EUR 205 million (USD 266 million) and USD 225 million for VIP HQ Group Debt Maturity Schedule per 30 June 2013 Debt Composition by Currency** Other information * 3Q13 + 4Q13 ** After effect of cross currency swaps 2Q13 1Q13 * (CHART) (CHART) (CHART) 0.4
Conclusion Jo Lunder CEO
On track to deliver on the Value Agenda 2013-2015 Solid operational performance in most businesses Top-line organic growth, despite impact from governmental and regulatory measures Strong mobile data revenue growth Continued operational improvement in Russia and LTE launched in Moscow Underlying EBITDA growth, excluding MTR and one-offs, of 3% YoY Strong EBITDA margin of 42.4% Continued focus on operational excellence, cost control and customer excellence to grow cash flows * Organic YoY performance
Q&A
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Appendices
(CHART) +2% YoY ARPU +6% YoY MOU Mobile subscribers (million) (CHART) ARPU and MOU (RUB) (min) ARPU MOU +2% YoY (CHART) (CHART) Fixed broadband ARPU Mobile broadband ARPU Solid Operational Performance in Russia Broadband subscribers (million) Broadband ARPU (RUB) +4% YoY Fixed +6% YoY Mobile +4% YoY Fixed +10% YoY Mobile Fixed broadband subs Mobile broadband subs 352 321
Strong Operational Performance in Italy +5% YoY Broadband subscribers* (thousands) +10% YoY -1% YoY Fixed +61% YoY Mobile Consumer * Mobile broadband include Consumer customers that have Perfomed at least one mobile Internet event in the previous Month on 2.5G/3G/3.5G (CHART) (CHART) (CHART) (CHART) Mobile subscribers (million) ARPU and MOU (EUR) (min) -17% YoY ARPU +12% YoY MOU Fixed broadband ARPU Fixed broadband subs Mobile broadband subs Broadband ARPU (EUR) ARPU MOU
USD 2.7 bn shareholder loan (PIK) Financing Structure as of June 30, 2013 VimpelCom Ltd. VimpelCom Amsterdam B.V. VimpelCom Holdings B.V. VimpelCom Amsterdam Finance B.V. OJSC VimpelCom USD 2.7 bn WIND Telecom S.p.A. Wind Acquisition Holdings Finance S.p.A. WIND Acquisition Finance SA WIND Telecomunicazioni S.p.A. WIND Acquisition Holdings Finance SA Orascom Telecom Holding S.A.E. Ring fenced Legal structure Third party debt Significant intercompany financing Note: rounded figures and nominal values * including short term deposits and cash equivalents VIP NL USD 4.2 bn PJSC Kyivstar Total OJSC Group USD 8.2 bn OTH subsidiaries USD 0.9 bn Weather Capital Special Purpose I S.A. Weather Capital S.a.r.l. Total Wind Group USD 14.1 bn PIK notes USD 1.5 bn HY notes 2017 USD 3.6 bn SSN 2018 USD 4.2 bn SSN 2019/2020 USD 0.8 bn Senior bank loan USD 3.1 bn Debt to Gov USD 0.3 bn Annuity USD 0.2 bn RCF USD 0.2 bn Other debt USD 0.2 bn VimpelCom Group VIP USD 4.2 bn OJSC Group USD 8.2 bn Wind Group USD 14.1 bn OTH Group USD 0.9 bn Gross debt USD 27.4 bn I II Total cash* USD 4.8 bn USD 2.5 bn uncommitted credit facility (PIK) USD 0.7 bn drawn III
Source: National Banks of the respective countries, Company calculations FOREX Development
Reconciliation Tables * Income statement 2Q12 and HY12 has been amended to reflect classification of certain operating costs at the Group level without any impact on net income and performance of the business unit Reconciliation of consolidated EBITDA of VimpelCom*
Reconciliation of consolidated net debt of VimpelCom Reconciliation Tables